Exhibit 99.1

NEWS RELEASE

For investor information
Hugo Goldman
Retalix Ltd.
+972-9-776-6677
investors@retalix.com

Retalix Calls Extraordinary Shareholders Meeting

Ra’anana, Israel, June 24, 2009 – Retalix® Ltd. (NASDAQ-GS: RTLX), today announced that it has scheduled an extraordinary shareholders meeting to take place on July 29, 2009, at 10:00 a.m. (Israel time), at the offices of the Company, 10 Zarhin Street, Ra’anana, Israel. If a quorum is not present by 10:30 a.m. on the date of the meeting, the meeting will stand adjourned to August 5, 2009, at the same time and place. The record date for the meeting is June 29, 2009.

The agenda of the meeting is to elect Mr. Gur Shomron as an external director of the Company for a term of three years.

The proposal requires the approval of a majority of the shares voted on the matter including at least one-third of the shares of any non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the outstanding Ordinary Shares).

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be mailed, on or about July 1, 2009, to the Company’s shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via Depository Trust Company (DTC) members.